United States securities and exchange commission logo





                           May 25, 2023

       Yucheng Hu
       Chief Executive Officer and President
       Mega Matrix Corp.
       3000 El Camino Real,
       Bldg. 4, Suit 200,
       Palo Alto, CA 94306

                                                        Re: Mega Matrix Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-13387

       Dear Yucheng Hu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       General

   1. Refer to our letter sent to MarsProtocol Inc. dated May 24, 2023. Please consider the comments raised on the
registration statement on Form F-4 (No. 333-271349) and revise your periodic report
disclosures accordingly.
 Yucheng Hu
FirstName  LastNameYucheng Hu
Mega Matrix  Corp.
Comapany
May        NameMega Matrix Corp.
     25, 2023
May 25,
Page 2 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dave Irving at (202) 551-3321 or Mark Brunhofer at (202) 551-3638
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets